SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13D-2(A)
PHILADELPHIA CONSOLIDATED HOLDING CORP.

(Name of Issuer)
COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)
717528103

(CUSIP Number)
Tokio Marine Holdings, Inc.
Tokio Kaijo Nichido Building Shinkan
1-2-1, Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Attention: Kichiichiro Yamamoto
Group Leader, Strategic Planning Group
International Business Development Dept.
Tel No.: +81-3-3285-1902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 1, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box . ☐

Rule 13d-101

CUSIP No.	717528103	SCHEDULE 13D	Page	2	of	4 Pages

1	NAME OF REPORTING PERSON TOKIO MARINE HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Japan

	7	SOLE VOTING POWER

NUMBER OF		1000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1. SECURITY AND ISSUER.
          This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, no par value per share, of Philadelphia Consolidated Holding Corp. (the “Company”), a corporation organized under Pennsylvania law. The Company’s principal executive offices are located at One Bala Plaza, Suite 100, Bala Cynwd, PA 19004.
          This Amendment amends and supplements Items 3, 4 and 5 of the Statement as set forth below. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          Item 3 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
          “The 1000 shares of common stock, par value $1.00 per share of Philadelphia Consolidated Holding Corp. (the “Company”) reported on this Statement by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $4,700,000,000 with cash consideration. TM Holdings funded the purchase of the shares with working capital.”
Item 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended and supplemented by adding the following after the eleventh paragraph thereof:
          “On December 1, 2008, the Company filed Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania (the “Articles of Merger”), pursuant to which the Merger became effective upon the filing of the Articles of Merger. As a result of the Merger, (i) Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned indirect subsidiary of TM Holdings, and (ii) each share of the Company’s common stock, including the Shares (as defined in the Statement), was cancelled and converted into the right to receive $61.50 per share, net in cash and without interest thereon.”
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
          Items 5(a) and 5(b) are deleted in their entirety and replaced with the following:
          “(a) As a result of the Merger, TM Holdings, through its subsidiary Tokio Marine & Nichido Fire Insurance Co., Ltd., a Japanese corporation and the parent company of Merger Sub (“TM NF”), beneficially owns 1000 shares representing 100% of the common stock of the Company.
          (b) TM Holdings, through TM NF, has sole voting power and sole power to direct the disposition of 1000 shares representing 100% of the common stock of the Company.”

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2008

TOKIO MARINE HOLDINGS, INC.
By:	/s/ Shin-Ichiro Okada
	Name:	Shin-Ichiro Okada
	Title:	Managing Director

[Signature Page to Amendment to Schedule 13D]